Exhibit 21.1

Subsidiaries of the Registrant as of December 31, 2019

Entity Name	Jurisdiction of Incorporation
Cheniere Creole Trail Pipeline, L.P.	Delaware
Cheniere Energy Investments, LLC	Delaware
Cheniere Pipeline GP Interests, LLC	Delaware
Sabine Pass Liquefaction, LLC	Delaware
Sabine Pass LNG-GP, LLC	Delaware
Sabine Pass LNG-LP, LLC	Delaware
Sabine Pass LNG, L.P.	Delaware
Sabine Pass Tug Services, LLC	Delaware